EXHIBIT 99.1

Independent director’s resignation

Date of events:2017/08/04

Contents:

1.Date of occurrence of the change:2017/08/04

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):independent director

3.Title, name and resume of the replaced personnel:Zse-Hong Tsai, Professor of Electrical Engineering at the National Taiwan University

4.Title, name and resume of the new personnel:none

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ):resignation

6.Reason for the change:Independent Director Tsai was appointed as the Chief Reviewing Expert of a government science and technology program and served as a convener, and the company currently receives subsidy from various government science and technology programs. In order to avoid conflict of interest, he resigns as an independent director.

7.Number of shares held by the new personnel at the time of appointment:N/A

8.Original term (from to ):from 2016/06/24 to 2019/06/23

9.Effective date of the new appointment:N/A

10.Rate of turnover of directors of the same term:7.69%

11.Rate of turnover of supervisor of the same term:N/A

12.Rate of turnover of independent director of the same term:20%

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified:Effective date of the resignation:2017/08/05